UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Meta Financial Group, Inc.
 (Name of Issuer)

Common Stock, $.01 par value per share
 (Title of Class of Securities)

59100U108
 (CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 59100U108	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PHILDELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
546,117

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
546,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
546,117

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No: 59100U108	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No: 59100U108	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,478

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
59,478

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,478

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No: 59100U108	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
217,370

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
217,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,370

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 59100U108	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OC 532 OFFSHORE FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
81,640

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
81,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 59100U108	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
546,117

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
546,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
546,117

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D
Page 8 of 15 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to the statement on Schedule 13D relates to the common stock, $.01 par value per share (the “Common Stock”), of Meta Financial Group, Inc. (the “Issuer”), whose principal executive offices are located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108. This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 24, 2011, as amended by Amendment No. 1, filed with the SEC on April 14, 2015 (collectively, the “Schedule 13D”).  This Amendment No. 2 is being filed to report an acquisition by the Reporting Persons (as defined herein) of more than one percent of the outstanding shares of Common Stock, which may be deemed a “material change” to Schedule 13D under Rule 13d-2(a).

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a)           This Schedule 13D is being filed by the following (collectively, the “Reporting Persons”):  Philadelphia Financial Management of San Francisco, LLC, a California limited liability company (“Philadelphia Financial”); Boathouse Row I, L.P., a Delaware limited partnership; Boathouse Row II, L.P., a Delaware limited partnership; Boathouse Row Offshore Ltd., a Cayman Islands corporation; OC 532 Offshore Fund, Ltd., a Cayman Islands corporation; and Jordan Hymowitz, a United States citizen.  Boathouse Row I, L.P., Boathouse II, L.P., Boathouse Row Offshore Ltd. and OC 532 Offshore Fund, Ltd. are referred to hereinafter collectively as “the Funds.”  Philadelphia Financial serves as investment adviser to each of Boathouse Row Offshore Ltd. and OC 532 Offshore Fund, Ltd., and as general partner to each of Boathouse Row I, L.P. and Boathouse Row II, L.P.  Jordan Hymowitz serves as Managing Member of Philadelphia Financial.

Set forth in the attached Annex A and incorporated herein by reference is a list of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b)           The business address of each of the Reporting Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.

(c)           The principal business of the Funds is investing in securities and related instruments.  The principal business of Philadelphia Financial is performance of investment management and advisory services.  Jordan Hymowitz is the Managing Member of Philadelphia Financial.

(d)           During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           On September 16, 2013, without admitting or denying the SEC’s findings (except as to jurisdiction), Philadelphia Financial voluntarily consented to the SEC’s entry of an Order that included findings, a Cease and Desist order, a requirement to pay $154,443.60 in disgorgement and interest, and a $65,000 civil penalty related to alleged violations of Rule 105 of Regulation M.  As reflected in the SEC’s Order, Philadelphia Financial undertook prompt remediation and cooperated with the SEC during its investigation.

SCHEDULE 13D
Page 9 of 15 Pages

(f)           The place of organization of:  (i) Philadelphia Financial is California, United States of America; (ii) Boathouse Row I, L.P. and Boathouse Row II, L.P. is Delaware, United States of America; and (iii) Boathouse Row Offshore Ltd. and OC 532 Offshore Fund, Ltd. is Cayman Islands. The citizenship of Jordan Hymowitz is United States of America. The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The purchases of shares of Common Stock reported herein were made using funds from the working capital of the Reporting Persons.  A total of $6,000,050.98 was paid to acquire the 139,601 shares of Common Stock reported herein, including:  (i) 24,761 shares of Common Stock acquired by Boathouse Row I, L.P. for an aggregate purchase price of $1,064,227.78; (ii) 7,132 shares of Common Stock acquired by Boathouse Row II, L.P. for an aggregate purchase price of $306,533.36; (iii) 26,068 shares of Common Stock acquired by Boathouse Row Offshore, Ltd. for an aggregate purchase price of $1,120,402.64; and (iv) 81,640 shares of Common Stock acquired by OC 532 Offshore Fund, Ltd. for an aggregate purchase price of $3,508,887.20.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 25, 2015, Boathouse Row I, L.P., Boathouse Row II, L.P., Boathouse Row Offshore, Ltd. and OC 532 Offshore Fund, Ltd. entered into a securities purchase agreement with the Issuer (the “June 2015 Purchase Agreement”), pursuant to which the Funds agreed to acquire 139,601 shares of Common Stock in a private placement from the Issuer, at a price of $42.98 per share, subject to the satisfaction or waiver of certain conditions set forth in the June 2015 Purchase Agreement (the “June 2015 Private Placement”).  The June 2015 Purchase Agreement contained customary representations, warranties and covenants of the Issuer and the Funds, including, among others, indemnification obligations of the Issuer for the benefit of the Funds.  The closing of the June 2015 Private Placement was subject to the concurrent consummation of an Acquisition (as defined in the June 2015 Purchase Agreement) that satisfies specified minimum criteria prior to September 30, 2015, as well as certain customary conditions, including the non-occurrence of a material adverse effect as to the Issuer.

At or around the same time, the Issuer also entered into separate securities purchase agreements with multiple other investors (together with the Funds, the “Buyers”), on the same or similar terms as the June 2015 Purchase Agreement (together with the June 2015 Private Placement, the “Acquisition Private Placements”).  Pursuant to the Acquisition Private Placements, the Issuer agreed to issue 606,784 new shares of Common Stock, for aggregate consideration of approximately $26 million.

In a Form 8-K filed on July 16, 2015, the Issuer announced that, on July 15, 2015, it entered into an asset purchase agreement that met the minimum criteria of an Acquisition.  The Acquisition closed on September 8, 2015.  The Acquisition Private Placements also closed on September 8, 2015, and the proceeds were used to finance, in part, the Acquisition.

At the closing of the Acquisition Private Placements, the Issuer and each of the Buyers entered into a separate registration rights agreement (each, a “Registration Rights Agreement”), pursuant to which the Issuer agreed to prepare and file with the SEC a registration statement covering the resale of shares of Common Stock purchased by the Buyers at the closing of the Acquisition Private Placements within 30 days after such closing, subject to limited specified exceptions, and to use commercially

SCHEDULE 13D
Page 10 of 15 Pages

reasonable efforts to cause such registration statement to be declared effective within 120 days of such closing, or the Issuer would be obligated to pay to the Buyers liquidated damages in certain circumstances.

The descriptions of the June 2015 Purchase Agreement and Registration Rights Agreement set forth herein do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are included as Exhibits I and J, respectively, to the Schedule 13D and are incorporated herein by reference.

The Reporting Persons generally acquired the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Issuer and, depending on the market and other conditions, may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer including the Common Stock that the Reporting Persons now own or may hereafter acquire.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer, and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management (including but not limited to the retention of is its CEO), ownership capital structure, balance sheet management strategy and future plans of the Issuer including the possibility of a sale of the Issuer, business combinations, mergers, assets sales, asset purchases, or other similar transactions involving the Issuer and third parties.  As a result, the Reporting Persons may take positions with respect to, and seek to influence the decisions of, the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

Based on information from the Issuer, there were approximately 8,136,435 shares of the Common Stock outstanding upon closing of the Acquisition and the Acquisition Private Placements.

(a)           As of September 8, 2015, each of Philadelphia Financial and Jordan Hymowitz may be deemed to be the beneficial owner of 546,117 shares of Common Stock, which represents approximately 6.7% of the outstanding shares of Common Stock.  This amount includes:  (i) 187,629 shares of Common Stock beneficially owned by Boathouse Row I, L.P., which represents approximately 2.3% of the outstanding shares of Common Stock; (ii) 59,478 shares of Common Stock beneficially owned by Boathouse Row II, L.P., which represents approximately 0.7% of the outstanding shares of Common Stock; (iii) 217,370 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd., which represents approximately 2.7% of the outstanding shares of Common Stock; and (iv) 81,640 shares of Common Stock beneficially owned by OC 532 Offshore Fund, Ltd., which represents approximately 1.0% of the outstanding shares of Common Stock.

(b)           Each of Philadelphia Financial and Jordan Hymowitz share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 546,117 shares of Common Stock, which includes shared power over:  (i) 187,629 shares of Common Stock with Boathouse Row I, L.P.; (ii) 59,478 shares of Common Stock with Boathouse Row II, L.P.; (iii) 217,370 shares of Common Stock with Boathouse Row Offshore Ltd.; and (iv) 81,640 shares of Common Stock with OC 532 Offshore Fund, Ltd.

SCHEDULE 13D
Page 11 of 15 Pages

(c)         Upon the closing of the June 2015 Private Placement on September 8, 2015, pursuant to the June 2015 Purchase Agreement, the Funds acquired 139,601 shares of Common Stock in a private placement from the Issuer, at a price of $42.98 per share, as follows: (i) 24,761 shares of Common Stock were acquired by Boathouse Row I, L.P.; (ii) 7,132 shares of Common Stock were acquired by Boathouse Row II, L.P.; (iii) 26,068 shares of Common Stock were acquired by Boathouse Row Offshore, Ltd.; and (iv) 81,640 shares of Common Stock were acquired by OC 532 Offshore Fund, Ltd.  The Reporting Persons did not effect any other transactions in the shares of Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit H:                         Joint Filing Agreement

Exhibit I:                          Securities Purchase Agreement dated of as June 25, 2015, by and among Meta Financial Group, Inc. and Boathouse Row I, LP, Boathouse Row II, LP, Boathouse Row Offshore, Ltd. and OC 532 Offshore Fund, Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 1, 2015)

Exhibit J:                          Registration Rights Agreement dated as of September 8, 2015, by and among Meta Financial Group, Inc. and Boathouse Row I, LP, Boathouse Row II, LP, Boathouse Row Offshore, Ltd. and OC 532 Offshore Fund, Ltd. (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 8, 2015)

SCHEDULE 13D
Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September  9, 2015

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 13 of 15 Pages

EXHIBIT H

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Meta Financial Group, Inc., dated as of September 9, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  September  9, 2015

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

SCHEDULE 13D
Page 14 of 15 Pages

ANNEX A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Philadelphia Financial Management of San Francisco, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jordan Hymowitz	Managing Member	Investment Management	United States	(1)

Boathouse Row I, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row II, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row Offshore Ltd.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Adviser	Investment Management	California	(1)
Rachael Clarke	Director	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC	United States	(1)
Geoff Ruddick	Director	Professional Director	Cayman Islands	(1)
Ebony Myles-Berry	Director	Professional Director	Cayman Islands	(1)

SCHEDULE 13D
Page 15 of 15 Pages

OC 532 Offshore Fund, Ltd.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Adviser	Investment Management	California	(1)
Rachael Clarke	Director	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC	United States	(1)
Michael Levin	Director	VP of Investment Operations and Co- Head of Operational Due Diligence at PAACMO	United States	19540 Jamboree Road, Suite 400, Irvine, California 92612
Carlos Ferreira	Director	Head of Investment Operations at PAACMO	Canada	19540 Jamboree Road, Suite 400, Irvine, California 92612

(1)  The address of the principal place of business of this Covered Person is 450 Sansome Street, Suite 1500, San Francisco, California 94111.